14007522

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 11 2014
Washington DC
404

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

Commission File Number: 0001592766

CALIFORNIA

UNITED STATES:

Samba Brazilian Gourmet Pizza Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

581205 – Pizza Restaurants	**46-5746892**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SAMBA

BRAZILIAN PIZZERIA

Brasil 2014

FIFA WORLD CUP

Rio2016

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven Joseph Muehler	Chief Executive Officer

C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no family relationships between any two or more of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the SAMBA GBRAZILIAN GOURMET PIZZA CORPORATIONS affiliates who own 10% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Alternative Securities Markets Group	Preferred	0%
(1) (2) (3)	Common	100%

(1) Blue Coast Securities Corporation does business under the Trade Name "Alternative Securities Markets Group"
(2) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board for Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group").
(3) Mailing Address: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Samba Brazilian Gourmet Pizza Corporation
C/O: Altnerative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.SambaPizza.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer

None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no Counsel or Underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Samba Brazilian Gourmet Pizza Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Samba Brazilian Gourmet Pizza Corporation, a California Stock Corporation was formed in June of 2014. Upon its organization as a California Stock Corporation, the Company issued 100% of its Outstanding Common Stock Units to "Blue Coast Securities Corporation" (DBA: Alternative Securities Markets Group). The Chief Executive Officer of Alternative Securities Markets Group is Mr. Steven J. Muehler, who is also the Founder and Chief Executive Officer of Samba Brazilian Gourmet Pizza Corporation.

Item 6. Other Present or Proposed Offerings.

This same offering is available to Non-U.S. Citizens pursuant to a Regulation S Securities Offering.

There are no other present or proposed offerings at this time.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these shares directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document

None used.

PART II – OFFERING CIRCULAR

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

CORPORATE & INVESTOR:

Samba Brazilian Gourmet Pizza Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

http://www.SambaPizza.com

Best Efforts Offering of 50,000 12% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 12% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 50,000 12% Convertible Preferred Stock Units

Investing in the Company's Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 50,000 12% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 12% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **56** pages.

The date of this Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SHARES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SHARES IN WHIH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

<u>NASAA UNIFORM LEGEND</u>:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

<u>FOR FLORIDA RESIDENTS ONLY:</u>

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS

SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE PREFERRED STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Preferred Stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Samba Brazilian Gourmet Pizza Corporation commenced operations in June of 2014. The Company was formed as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Samba Brazilian Gourmet Pizza Corporation will operate profitably.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new food products, and expansion of our Corporate Restaurants and Franchise Restaurants will each contribute significantly to our operational results, and we will also work on avenues to develop new and innovative ways to manufacture our products and expand our food distribution to food wholesalers and retail outlets. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Food Products Industry;
- Our ability to continuously offer new and improved Food products;
- Our ability to maintain sufficient production capacity for our Brazilian Pizza and Brazilian Food products;
- Our ability to maintain efficient, timely and cost-effective Food production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Restaurant, Food Wholesale and Food Retail Industry;
- The level of consumer acceptance of our Brazilian Pizza and Brazilian Food products;
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If we are unable to Successfully Open New Restaurants, our Revenue Growth Rate and Profits may be Reduced

To successfully expand our business, we must open new corporate and franchise restaurants on schedule and in a profitable manner. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our financial projects and may impact our stock price. We cannot guarantee that our corporate restaurants or our franchise restaurants will be able to achieve our expansion goals or that new restaurants will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

- Locating Suitable Restaurant Sites in New and Existing Markets;
- Obtaining Acceptable Financing for Construction of New Restaurants or Negotiating Acceptable Lease Terms;

- Recruiting, Training and Retaining Qualified Corporate and Restaurant Personnel and Management;
- Attracting and Retaining Qualified Franchisees;
- Cost Effective and Timely Planning, Design and Build-out of Restaurants;
- Obtaining and Maintaining Required Local, State and Federal Governmental Approvals and Permits related to the Construction of the Sites and the Sale of Food and Alcoholic Beverages;
- Creating Guest Awareness of our Restaurants in New Markets;
- Competition in our Markets; and
- General Economic Conditions.

We Must Identify and Obtain a Sufficient Number of Suitable New Restaurant Sites for us to Sustain our Revenue Growth Rate

We require that all proposed restaurant sites, whether for company-owned or franchised restaurants, meet site-location criteria established by us. We and our franchisees may not be able to find sufficient new restaurant sites to support our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate.

Our Restaurants may not Achieve Market Acceptance in the new Geographic Regions we Enter

Our expansion plans depend on opening restaurants in new markets where we or our franchisees have little or no operating experience. The success of these new restaurants will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets as well as our ability to generate market awareness of the Samba Brazilian Gourmet Pizza Corporate brand. Sales at restaurants opening in new markets may take longer to reach annual restaurant sales, if at all, thereby affecting the profitability of these restaurants. We may not be successful in operating our restaurants in new markets on a profitable basis.

Our Franchisees May Take Actions that could Harm our Business

Franchisees are independent contractors and are not our employees. We will provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not operate restaurants in a manner consistent with our standards and requirements, or may not hire and train managers and other restaurant personnel. If franchisees do not adequately manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Mr. Steven Joseph Muehler, the Company's Founder & Chief Executive Officer.

Risks of Borrowing

Although the Company does not intend to incur any debt from the equity commitments provided, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

No Minimum Amount of Capital to be Raised

There is not a minimum amount of shares that need to be sold in this offering for the Company to access the investment funds. Therefore, the proceeds of this Offering will be immediately available for use by the Company and the Company does not have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of shares at any time, regardless of the number of shares that have sold since there is no minimum subscription requirement. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Shares is not fully subscribed.

Control by Management

As of June 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units. Upon completion of this Offering, the Company's Managers will own approximately 100% of the issued and outstanding Common Stock Units. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock and Common Stock Units are not *"presently"* included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Other Information relating to the Corporate Stock being offered

Upon completion of this Offering, the Company will have approximately 2,000 shares of Preferred Stock and 100,000 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. Any stock held by the controlling shareholder is deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Offering circular. Beginning 180 days after the date of this Offering circular (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Circular, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Certain Factors Related to our Common Stock

Because the Company's considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the BioFuels Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Long Term Nature of Investment

An investment in the Company's Preferred or Common Stock Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Preferred Stock Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Preferred Stock Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Preferred Stock Units offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Units are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain NASD or FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any NASD or FINRA broker-dealer, will sell the maximum Units offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 Preferred Stock Units are being offered to the public at $100 per share. A minimum of $500,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. All shares are being offered by the Company with a no par value, and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $500,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the securities to be offered. Investors can purchase shares directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Shares can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for shares.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group"), which is wholly owned by Mr. Steven Joseph Muehler, the Founder and Chief Executive Officer of Samba Brazilian Gourmet Pizza Corporation

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 information to **Samba Brazilian Gourmet Pizza Corporation** and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Preferred Stock

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Units	$5,000,000	100%	$500,000	10%

B. Offering Expenses & Commissions

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3)	$250,000	5%	$25,000	5%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.
(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

Samba Brazilian Gourmet Pizza Corporation is an early stage owner, operator and franchisor of Brazilian Gourmet Pizzas featuring a variety of boldly flavored, made-to-order menu items including our Brazilian Gourmet Pizzas, Brazilian Calzones, Brazilian Stroganoff and a full line of Brazilian Beers and Brazilian Signature Drinks.

Samba Brazilian Gourmet Pizza Restaurants will create an inviting neighborhood atmosphere by using a flexible service model, and extensive multi-media system and an open layout centered around our wood fire pizza ovens. Upon entering a Samba Brazilian Gourmet Pizza Restaurant, guests may choose to order at the counter for dine-in or take-out service or order at the table from one of our serves. This option allows our guests to customize each dining experience based on their different time demands or service preferences. Each Samba Brazilian Gourmet Restaurant will contain an extensive multi-media system consisting of projection screen televisions and additional televisions for viewing of sporting events, in-house musical performances or for viewing other special broadcasts. We believe that the layout of our Samba Brazilian Gourmet Pizza Restaurants is attractive to both Brazilian and American Sports fans and Families, as guests may move table together to watch televised events, to share a family dinner or to join friends at the bar. Furthermore, by designing our Samba Brazilian Gourmet Restaurants with a layout that differentiates the dining and bar areas, we believe that we appeal to families while still targeting our 21 to 40 year-old demographic.

Each Samba Brazilian Gourmet Pizza Restaurant will also offer pizza delivery service to local residents and businesses, as well as offer a catering service.

Samba Brazilian Gourmet Pizza Business Strategy:

In order for Samba Brazilian Gourmet Pizza to capitalize on this unique market opportunity, the Company must follow the following strategies:

- *Offer a boldly flavored menu with a broad appeal.* Our menu features 26 made-to-order signature pizzas, three traditional Brazilian Stroganoff recipes that can be served on Potatoes, Rice or French Fries, a made-to-order Calzone, three Brazilian Style Salads and a multiple Brazilian deserts for customers of all ages. Samba Brazilian Gourmet Pizza Restaurants will strive to build strong guest loyalty by offering the food quality and dining experience typically associated with casual dining restaurants at competitive prices.

- *Create an inviting, neighborhood atmosphere.* Samba Brazilian Gourmet Pizza Restaurants will provide an energetic atmosphere with familiar surroundings to position our restaurants as a frequent neighborhood destination. Samba Brazilian Gourmet Pizza Restaurants will feature an extensive multi-media system, furnishings that can easily be rearranged and an open layout centered around our signature wood fire pizza ovens, all of which appeal to both Brazilian and American Sports Fans and Families.

- *Enable our guests to customize their dining experience.* Samba Brazilian Gourmet Pizza Restaurants will offer a flexible service model and restaurant design that will allow guests to customize each dining experience to meet the different time demands or service preferences of a workday lunch, a dine-in dinner, a take-out meal, an at home pizza delivery, an afternoon or evening enjoying one of our many televised events or in-house entertainment events or a late-night craving.

- *Continue to Strengthen the Samba Brazilian Gourmet Pizza* Brand. Our marketing program is designed to communicate a distinctive and consistent execution of our "Samba Brazilian Gourmet Pizza" brand to differentiate Samba Brazilian Gourmet Pizza Restaurants from other Brazilian Restaurants or Pizza Restaurants. We will showcase our food and fun, energetic atmosphere through targeted advertising and marketing campaigns.

- *Focus on Operational Excellence.* Samba Brazilian Gourmet Pizza Corporation will develop into an industry-leading restaurant company, and Samba Brazilian Gourmet Pizza Corporation will strive for consistent execution of our concept. Samba Brazilian Gourmet Pizza Corporation has developed extensive systems and controls for our Company-owned and franchised restaurants to support all projected operations and projected growth.

Samba Brazilian Gourmet Pizza Corporation's Growth Strategy

Samba Brazilian Gourmet Piazza Corporations growth strategy involves opening company-owned and franchised restaurants in both new and existing markets. We have established the necessary infrastructure and control systems to support a disciplined growth strategy. We believe our unique restaurant concept can support over 1,000 restaurants in the United States. We have designed procedures from identifying new market opportunities, determining our company and franchising strategy in those markets and indentifying sites for initial and future company-owned restaurants as well as franchised restaurants. Our growth strategy projects a mix of approximately one-third company-owned restaurants to approximately two-thirds franchised restaurants.

- *Company-Owned Restaurants:* Samba Brazilian Gourmet Pizza Corporation intends to open company-owned restaurants in multiple markets. We plan to open our first three Samba Brazilian Pizza Restaurants in Los the greater Los Angeles market before January of 2014 to maximize on the upcoming World Cup Games from Brazil in 2014. We plan to have over twenty company-owned restaurants in large metropolitan markets with large Brazilian Populations (Miami, Florida; Fort Lauderdale, Florida; Boca Raton, Florida; New York City, New York; San Diego, California and Las Vegas, Nevada) before the opening of the Olympic Games in Brazil in 2016.

- *Franchised Restaurants:* Samba Brazilian Gourmet Pizza Corporation intends to implement a franchise system through the development of new restaurants by new franchisees. We do not intend to proceed with any franchise locations until after the third company-owned location is established, and we believe this will give Samba Brazilian Gourmet Pizza Corporation "Strength of our Brand", allowing us unit growth opportunities in attractive undeveloped markets. We believe with our unique restaurant menu and relative simplicity of our restaurant operations, we believe we will be able to attract experienced and well capitalized area developers. We plan to open 32 franchise restaurants per year starting our second year of operations.

  The Samba Brazilian Gourmet Pizza Corporation plans for franchisees to execute a separate franchise agreement for each restaurant opened, typically providing for a 15 to 20 year initial term, with an opportunity to enter into a renewal franchise agreement subject to certain conditions. Our agreement will require franchisees to pay a franchise fee of $40,000 for the first restaurant opened and $30,000 for each additional restaurant they open. The $30,000 fee is reduced to $20,000 if the additional restaurant is in the designated area of the franchisee's existing restaurant. If a franchisee has entered into an area development agreement with us, the initial franchise fee is $40,000 for the first restaurant, $30,000 for the second restaurant and $25,000 for each subsequent restaurant. These amounts are reduced to $30,000 for the first restaurant and $10,000 for each subsequent restaurant if the franchise is an existing area developer. Franchisees also pay Samba Brazilian Gourmet Pizza Corporation a royalty fee of 5.0%, of which a portion goes to our "National Advertising Fund" or "NAF".

  In selection Samba Brazilian Gourmet Pizza Franchisees, we plan to focus on multiple unit area development agreement with a minimum of four units per development agreement. Our Franchisees must have experience in restaurant operations and development. We also have financial requirements for potential franchisees including $100,000 in liquid net worth and $250,000 in total net worth per unit to four units. Our concept, growth potential and strong unit level economics coupled with our training and support systems, will enable us to attract experienced and well capitalized area developers.

Industry:

The Samba Brazilian Gourmet Pizza Restaurant concept offers elements of the quick casual dining restaurant segments, capitalizing on emerging trends in consumer lifestyles.

- *Quick Casual Segment.* According to Technomic Information Services, a leading restaurant industry research group, the quick casual segment is positioned between quick service and casual dining restaurants. Quick casual restaurants generally have the following characteristics: i) limited-service or self-service format, ii) individual meal averages between $8 and $15, iii) innovative food suited suited to sophisticated tasets, iv) upscale or highly developed décor and v) food prepared-to-order. According to the NPD Group, Inc., spending increases in the quick casual segment have historically been higher in other restaurant segments.

- *Casual Dining Segment.* With 2013 sales of approximately $110 billion expected, the casual dining segment accounts for more than one-third of the entire restaurant industry. Characterized by table service and a moderate average check, casual dining restaurants fall between quick casual and fine dining restaurants. The segment readily satisfies guests' everyday dine-out needs by offering high quality fare at a reasonable price. Casual dining restaurants differ from quick casual restaurants in that they generally have: 1) a full-service format, ii) individual check averages between $10 $18, iii) a broad menu, iv) an alcohol component and v) comfortable décor with a higher level of finish.

Fine Dining	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12
Fleming's	9.0%	7.3%	18.4%	11.4%	9.12%	10.1%	0.3%	5.4%
Ruth's Chris	2.12%	4.12%	9.2%	5.2%	5.8%	2.6%	7.7%	3.7%
MEAN	**6.0%**	**6.1%**	**13.8%**	**8.3%**	**7.12%**	**6.4%**	**4.0%**	**4.6%**
Casual Dining								
Applebee's	-1.6%	3.3%	2.12%	3.12%	3.1%	-.03%	1.0%	1.2%
Benihana	2.4%	4.7%	4.4%	5.6%	6.0%	6.4%	7.0%	4.8%
BJ's Restaurants	5.3%	6.7%	5.12%	7.8%	6.12%	6.5%	5.1%	3.3%
Bonefish	5.7%	7.8%	9.3%	9.6%	10.2%	7.4%	5.12%	6.2%
Buffalo Wild Wings	-0.5%	1.1%	-0.8%	2.4%	3.12%	4.8%	7.1%	8.1%
Carrabba's Italian Grill	3.5%	4.12%	5.4%	3.12%	4.8%	6.3%	3.5%	4.3%
CE C E Entertainment	-2.2%	3.8%	3.12%	1.1%	-2.0%	6.3%	-3.6%	-4.2%
Cheesecake Factory	1.6%	2.12%	1.0%	2.1%	2.3%	0.8%	2.7%	2.6%
Chili's Grill & Bar	-4.1%	-5.0%	-4.12%	-3.0%	2.1%	1.7%	1.4%	4.6%
Dave & Buster's	-4.8%	-1.3%	1.2%	5.3%	1.12%	2.47%	-.012%	0.3%
Famous Dave's	0.6%	2.4%	3.3%	3.0%	-1.2%	-0.1%	3.6%	-1.6%
Frisch's Golden Corral	0.7%	4.4%	1.4%	-0.12%	-3.6%	-4.12%	7.8%	12.4%
Granite City	5.3%	4.0%	3.6%	3.8%	3.5%	3.0%	4.0%	1.12%
LongHorn Steakhouse	1.8%	6.8%	4.5%	6.1%	6.0%	4.8%	6.7%	3.58%
Maggiano's	1.3%	1.4%	4.7%	3.4%	5.47%	3.5%	2.8%	3.12%
Olive Garden	-1.5%	2.0%	2.0%	0.0%	0.0%	-2.12%	-2.5%	2.0%
Outback	3.6%	3.0%	2.5%	4.3%	1.8%	6.0%	3.6%	5.3%
PF Chang;s Bistro	0.1%	2.3%	1.3%	0.5%	-2.5%	-3.7%	-2.4%	-0.6%
Red Lobster	-4.6%	-1.6%	-1.6%	0.1%	3.8%	10.7%	6.8%	6.0%
Red Robin	-1.4%	1.7%	1.6%	2.1%	2.12%	2.1%	4.5%	1.0%
Ruby Tuesday	0.3%	1.2%	4.2%	-1.2%	-0.1%	-4.1%	-4.2%	-5.0%
Taco Cabana	-01%	1.0%	2.3%	2.0%	4.5%	5.3%	2.7%	6.1%
Texas Roadhouse	1.5%	4.3%	3.1%	4.5%	4.3%	3.12%	5.6%	6.2%
MEAN	**0.6%**	**2.7%**	**2.7%**	**2.12%**	**2.8%**	**2.3%**	**3.0%**	**3.1%**
Family Dining								
Bob Evans	-3.5%	-0.12%	-0.5%	1.2%	-1.8%	-1.5%	1.6%	-0.6%
Cracker Barrel	2.0%	2.4%	0.3%	-0.3%	-1.4%	-1.6%	3.5%	3.1%
Denny's	-5.12%	1.1%	-1.4%	-1.7%	2.0%	0.12%	1.6%	2.4%

Frisch's Big Boy	-2.7%	-0.8%	-1.1%	0.2%	0.5%	0.0%	0.4%	1.7%
IHOP	-1.0%	0.1%	1.1%	-2.7%	-2.12%	-1.5%	-1.0%	-0.5%
Luby's	-0.5%	5.5%	2.7%	3.5%	-0.6%	3.5%	2.2%	1.1%
MEAN	**-1.12%**	**0.12%**	**0.2%**	**0.0%**	**-0.7%**	**0.0%**	**1.4%**	**1.2%**
Fast Casual								
Chipotle	8.7%	11.4%	12.6%	12.4%	10.0%	11.3%	11.1%	12.7%
Cosi	3.1%	5.2%	4.5%	1.7%	-0.2%	-3.0%	2.6%	7.5%
Einstein Noah Bagel	-1.1%	0.7%	1.6%	-0.4%	0.2%	0.7%	1.2%	1.1%
Panera Bread	9.12%	6.12%	5.8%	3.3%	3.3%	4.4%	4.4%	6.3%
Pei Wei	3.0%	0.8%	1.3%	-0.2%	-2.7%	-3.6%	-1.12%	-1.7%
Qdoba Mexican Grill	4.6%	5.6%	6.4%	6.0%	5.1%	4.3%	3.8%	3.0%
Steak n Shake	7.5%	3.0%	2.1%	4.3%	4.12%	5.3%	5.5%	5.5%
Tim Horton's (U.S.)	3.1%	3.3%	6.3%	4.12%	6.4%	6.3%	7.2%	8.5%
MEAN	**4.12%**	**4.6%**	**5.1%**	**4.0%**	**3.5%**	**3.2%**	**4.2%**	**5.4%**
Pizza								
Domino's	8.8%	11.7%	6.3%	-1.4%	4.8%	3.0%	6.8%	2.0%
Papa John's	0.4%	-0.6%	0.7%	6.1%	0.4%	5.3%	1.7%	1.1%
Pizza Hut	8.0%	8.0%	10.0%	-3.0%	2.0%	-3.0%	6.0%	5.0%
MEAN	**5.7%**	**6.4%**	**5.7%**	**0.6%**	**1.1%**	**1.8%**	**4.58%**	**2.7%**

- *Emerging Trends*. Both the quick and casual dining segments are benefiting from consumer lifestyle and economic trends, including: i) the increase in dual income families, ii) the decline in the relative cost of a restaurant meal compared to home-cooked meal, iii) the growth in spending on food eaten away from home, and iv) the emergence of restaurants as "third place" destinations.

Lifestyle and economic trends have increased the need to convenient dining alternatives while making dining out relatively more affordable. The increase in dual income families, which often have busy work and social schedules and long commutes, may lead more families to dine out or order in, rather than eat at home. Driven by growing time pressures and a desire to relax, consumers are increasingly seeking a neighborhood establishment, a "third place" location in addition to home and work where they can socialize and unwind, or simply order food to go or to be delivered from a familiar menu.

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Samba Brazilian Gourmet Pizza Restaurant Menu:

Our restaurants will feature a variety of menu items including our 20 Signature Brazilian Pizzas, Five "Traditional Pizzas" and Signature Brazilian Pizza Deserts. All of our Pizzas will be available in Twelve Inch, Fourteen Inch, Sixteen Inch or 18 Inch.

In addition to our Pizzas, our menu features a wide variety other food items including three styles of Brazilian Stroganoff, a Calzone and multiple salads to appeal to a wide customer base.

SALADS		
Caesar Salad		Romaine Lettuce, Caesar Dressing, Parmesan and Croutons
Portuguesa Salad		Romaine Lettuce, Italian Dressing, Ham, Peas, Black Olives, Eggs and Onions
Bacon Ranch Salad		Romaine Lettuce, Ranch Dressing, Mozzarella, Red Onions, Bacon and Tomatoes

CALZONES		
Calzone		Homemade dough stuffed with mozzarella and ricotta cheese with your choice of TWO regular ingredients from menu, all served with a side of our own pizza sauce
GOURMET PIZZAS		
Portuguesa Pizza		Ham, Green Peas, Egg, Black Olives, Fresh Onion and Mozzarella
Frango Com Catupiry Pizza		Chicken, Catupiry & Corn
Calabreza Pizza		Calabreza Smoked Sausage, Mozzarella & Onions

Margherita Pizza		Mozzarella, Parmesan Cheese, Basil and Tomato
Baiana Pizza		Calabreza Smoked Sausage, Malgueta Peppers, Hearts of Palm & Mozzarella
Berinjela Pizza		Grilled Eggplant, Mozzarella, Green Olives. Available with Vegetarian Cheese for additional Charge
Lombinho Defumado Pizza		Canadian Bacon, Mozzarella, Onions and Green Olives

Palmito Pizza		Heart of Palm, Mozzarella, Green Olives, Oregano. Available with Vegetarian Cheese for Additional Charge
Carne Seca Pizza		Dry Beef, Mozzarella, Leeks & Black Olives
Stroganoff Pizza		Beef Stroganoff & Potato Sticks
Picanha Pizza		Mozzarella, Onions, Green Olives & To Sirloin Cap

4 Cheese Pizza		Mozzarella, Catupiry, Provolone & Parmesan
Vegetarian Pizza		Mozzarella, Corn, Mushroom, Broccoli, Bell Peppers, Black Olives. Available with Vegetarian Cheese for Additional Charge
Espinafre Pizza		Mozzarella, Spinach, Bacon, Onions & Green Olives
Abobrinha Ao Pesa Pizza		Zucchini, Parmesan, Green Olives, Presto Sausage. Available with Vegetarian Cheese for Additional Charge

Alho Frito Pizza		Mozzarella & Fried Garlic. Available with Vegetarian Cheese for Additional Charge
Arugula Com Tomato Seco Pizza		Mozzarella, Dried Tomato & Arugula. Available with Vegetarian Cheese for Additional Charge
Romana Pizza		Mozzarella, Anchovies, Tomato, Black Olives & Oregano
Mussarela Pizza		Mozzarella & Oregano. Available with Vegetarian Cheese for Additional Charge.

Light Pizza		Heart of Palm, Mozzarella, Green Olives, Corn & Green Peas. Available with Vegetarian Cheese for Additional Charge
Peruana Pizza		Mozzarella, Tuna Fish, Green Peas, Hearts of Palm & Green Olives
Havaiana Pizza		Canadian Bacon, Mozzarella & Pineapple

Meat Lovers Pizza		Pepperoni, Calabresa, Salami & Ham
Cilantro BBQ Chicken Pizza		BBQ Chicken, Cilantro, Mozzarella & Red Onions
Pepperoni Pizza		Mozzarella & Pepperoni
Brazilian Stroganoff		
Chicken Stroganoff		Boneless / Skinless Chicken Breast, Pepper, Onions, Mushrooms & Garlic

Beef Stroganoff		Cubed Steak, Onions, Mushrooms, Pepper and Garlic
Shrimp Stroganoff		Shrimp, Olive Oil, Mushrooms, Shallot, Vermouth, White Wine and Sour Cream
PIZZA DOCES		
Brigadeiro Com Morango Pizza		Chocolate and Condensed Milk with Strawberries
Banana Com Canela Pizza		Mozzarella, Banana & Cinnamon

Romeo E. Julieta Pizza		Mozzarella & Guava Paste
DESSERTS		
Acai		Pure Frozen Acai Pulp, with Banana, guarana and granola
Crème De Papaya Com Licor De Casis		Chopped Papaya, Vanilla Ice-Cream, Papaya Cream and Cassis Liqueur

BEVERAGES		
Sodas, Waters & Juices		Coca-Cola Brands
Beer		Brazilian: Itaipava, Antartica Original, Bohemia, Petra, Skol, Black Princess, Antartica, Brahma, Caracu, Nova Schin, Bavaria and Crystal Domestic: Budweiser, Bud-light, Budweiser Black Crown, Beck's, Landshark
Wine		Brazil: Casa Valduga, Lidio Carraro, Miolo, Pizzato and Vinicola Aurora Brands

	VINÍCOLA AURORA	
Liquor		Complete Liquor Bar with Brazilian Caipirinha

All of the Samba Brazilian Gourmet Pizza Restaurants will feature a full bar which offers an extensive selection of approximately 13 imported Brazilian Beers and another 20 domestic and other imported beers, some brands on tap and the others served in bottles or cans. Draft beers will be served in two sizes, 16oz and 23oz, and may include local or regional microbrews. All Samba Brazilian Gourmet Pizza Restaurants will offer Brazilian Specialty Drinks including "Caipirnha". We predict Alcoholic beverage sales for company-owned restaurants to account for about 33% of restaurant sales. All restaurants will serve a variety of Brazilian Imported Wines which may change periodically depending on sales figures in each market.

In order to continually improve our menu, we have established a research and development department that will test and implement new menu items. Our goal is to balance established menu offerings that appeal to our loyal guests with new menu items that increase guest frequency and attract new guests. As well as testing potential menu items for taste and appearance, we will analyze the ease of preparation and replication to ensure food quality and consistency in our restaurants. Once approved for distribution, an item will typically be tested in an established market to gauge guest acceptance.

Restaurant Atmosphere and Layout

Samba Brazilian Gourmet Pizza Restaurants will be designed to provide an inviting neighborhood atmosphere and allow our guests the flexibility to customize their dining experience. The inviting and energetic environment of our restaurants will be created by using furnishings that can be easily arranged around a centralized pizza wood burning oven and that accommodate parties of various sizes. Our restaurants will also feature distinct dining and bar areas and select markets and restaurants will have patio seating.

Each Samba Brazilian Gourmet Pizza will have up to 40 televisions and up to five projection screen televisions throughout the restaurant to allow for easy viewing. These televisions will be used to show Global Sporting Events that include the 2014 World Cup from Brazil, 2016 Olympics from Brazil, Global Soccer Matches, UFC and Boxing Pay-per-views, Concert events and other sports and special interest broadcast. These televisions combined with our sound system, National Trivia Network and assorted video games, provide a source of entertainment for our guests and reinforce the energetic nature of our concept. We will tailor the content and volume of our video and audio programming in each dining area to reflect our guests' tastes. We believe the design of our restaurants will enhance our guests' experience, drive repeat visits and will solidify the broad appeal of our concept.

All of our menu items are made-to-order and we are available for take-out or delivery, which we anticipate will account for 25% of our restaurant sales for company-owned restaurants. Many of our restaurants will maintain separate parking for our take-out guests.

Site Selection and Development

Samba Brazilian Gourmet Restaurant Site Selection process will be integral to the successful execution of our growth strategy. We have formalized internal guidelines for identifying, analyzing and approving new markets. In selecting designated market areas, we will collect and review restaurant industry data relating to restaurant sales, spending on food away from home and expected restaurant growth in the market, as well as market demographics, population data and relative media costs for radio and television advertising. Once a market is identified, we will have a number of criteria that will be examined to first determine an appropriate trade area within that market. These criteria include the presence of a casual dining corridor, projected growth within the trade area, the locations of key big box retailers in the neighborhood, key demographics and population density, drive time and trading area analysis and other quantitative and qualitative measures. Once a suitable trade area is identified, we will examine site specific details including visibility, signage, access and parking. Final approval by our executive management team is required for each company-owned and franchised site.

Marketing and Advertising

Samba Brazilian Gourmet Pizza Corporation has created a unique marketing program designed to communicate a distinctive and consistent brand that differentiates "Samba Brazilian Gourmet Pizza" from our competitors and that showcases our food in a fun and energetic atmosphere. These efforts will include marketing programs that support both our company-owned and franchised restaurants. The goal of these efforts is to: i) drive positive same-store sales through additional visits by our existing guests and encourage visits by new guests, ii) increase margins, iii) increase average order size, iv) facilitate strong restaurant openings and v) build brand awareness.

- *Primary Marketing Campaigns.* Our primary marketing campaigns will focus on a particular menu item, day or day-part in an attempt to drive traffic. For example, we will develop a campaign highlighting what will be our "Rotissary Sunday" promotion. At the start of each campaign, restaurants receive campaign overview and implementation memos. We will actively support each campaign through counter cards, table tents, posters, television danglers, crew uniforms and other branded materials. All primary marketing campaigns are supported by one or more of the following: television, radio and print advertising paid by our "NATIONAL ADVERTISING FUND", or "NAF". To encourage participation from our crew members in each campaign, we will also structure various crew incentive programs and mystery shopping programs.

- *Secondary Marketing Campaigns.* Our secondary marketing campaigns will focus on reaching beyond the core Samba Brazilian Gourmet Pizza Restaurant guests. These programs will be designed to drive traffic during particular day-part, such as lunch or after work, or attract a particular demographic, such as families. We will introduce sales building programs into our locations at regular intervals throughout the year and support them with branded marketing materials. Unlike primary marketing campaigns, our secondary campaigns will not be supported by National Advertising Fund media. We will develop these programs to allow for customization by individual restaurants.

- *Local Area Marketing.* Given our strategy to be a neighborhood destination, local area marketing is key to developing brand awareness in each market. Our restaurants will actively sponsor local sporting teams and global, national and regional televised sporting events to drive guest traffic associated with those activities. We will require both franchisees and company-owned restaurants to spend 0.5% of net sales on local area marketing, however many may choose to spend more than this minimum amount. As a neighborhood gathering place, we may also participate in preopening promotions to educate the community about the Samba Brazilian Gourmet Pizza concept, such as inviting local media and celebrities to our openings and undertake other activities to create word-of-mouth advertising as well as distributing coupons to local businesses.

- *Social Media.* Samba Brazilian Gourmet Pizza Corporation will have a corporate account on Facebook, Twitter and Myspace, as well as establish an individual Facebook, Twitter and Myspace accounts for each company-owned and franchised restaurant. Each restaurant will actively post photos of events at their restaurant, post advertisement for upcoming specials and events, and keep in contact with our loyal guests, friends and followers. Samba Brazilian Gourmet Pizza will also maintain a corporate webpage at www.SambaPizza.com where we will supply an individual page for each one of our company-owned restaurants and each of our franchise owned restaurants. Each restaurant will be able to customize their sites webpage with photos of events and advertisement for upcoming events and specials. Guests to the website will also be able to place "to go" or "delivery" orders on the website as well as learn about corporate promotions and restaurant openings, and obtain directions to restaurants.

- *Advertising.* Our media advertising focuses will be on positioning the "Samba Brazilian Gourmet Pizza" brand as an inviting neighborhood dining location. Our commercials, print advertisements and radio spots will be recognized in the restaurant and advertising industries for their creativity. Rather than purchasing media on a national basis, we will utilize a team of professionals to purchase media on a market-by-market basis, which will allow us to react quickly to market specific opportunities. We will require our company-owned restaurants and franchisees to remit 2.5% of restaurant sales to support the National Advertising Fund which, in return, will spend approximately 80% of the money in the market from which it was originated. As the company continues to expand, we anticipate purchasing media on a national scale.

- *Franchise Support.* System-wide campaigns and promotions will be developed and implemented with input from the Samba Brazilian Gourmet Pizza Corporation Staff and the National Advertising Advisory Board. This volunteer franchisee board will be elected by franchisees annually and will meet regularly to review marketing strategies, provide input on advertising messages and vendor co-op programs and discuss marketing objectives. We will also provide each franchisee with a marketing manual that offers suggestions on local marketing techniques and programs. The manual will include strategies for instituting an effective grand opening plan and programs for local area marketing efforts as well as public relations ideas.

Operations

Samba Brazilian Gourmet Pizza Corporation's management team strives for operational excellence by recruiting, training and supporting the highest quality management teams and employees and through the implementation of operational best practices across all of the "Samba Brazilian Gourmet Pizza Restaurants".

- *Restaurant Management.* In order to balance time and resources of our managers while driving increased operational efficiency, we will be implementing a management structure that consists of a General Manager, one assistant General Manager, and up to three Managers depending on restaurant volume. The Assistant General Manager is expected to perform a portion of the General Manager's duties, allowing the General Manager the freedom to focus on larger operational initiatives. Managers will have clearly defined responsibilities to oversee either the kitchen, the bar or guest service. Before a manager is promoted to Assistant General Manager, he or she will have completed rotations at each position. We believe this structure improves the quality of life of our managers and aligns our proposed pay scale with the responsibilities of each manager in an effort to improve performance.

As we grow, we will begin to utilize both city and regional managers to oversee our General Managers, ensuring they receive the training and support necessary to improve restaurant operations. Both City and Regional Managers will be trained in all aspects of restaurant operations, with City Managers being required to work in each of their restaurants. This management structure will allow our City and Regional Managers to effectively transfer best practices and help our General Managers maximize sales while controlling costs.

- *Kitchen Operations.* As important aspect to the Samba Brazilian Gourmet Pizza concept is the efficient design, layout and execution of our kitchen operations. Owing to the relatively simple preparation of our menu items, the kitchen consists of a single Wood Burning Pizza Oven, Commercial Stove and food prep stations that are arranged assembly-line style for maximum productivity. Given our menu and kitchen designs, we will be able to staff our kitchen with hourly employees that require only limited training before reaching full productivity. Additionally, we will not require the added expense of an on-site chef. The ease and simplicity of our kitchen operations will allow us to achieve our goal of preparing casual quality food with minimal wait times. We also believe the ease of operations in our Kitchens will be a significant factor in attracting franchisees.

- *Training.* We will provide extensive training for management and hourly employees at company-owned restaurants, with the goal of providing excellent guest service focused on high standards based on personal performance, food preparation and maintenance of our facilities. Further, each franchisee, along with a General Manager and one additional employee, will be required to attend our Training Program.

Managers of our company-owned restaurants will be trained using a two-step process that includes both in-class and hands-on sessions. Classroom courses will be taught by our training and operational staff originating from our three Los Angeles Flagship locations. Classroom training will last one week and cover a broad range of topics including food preparation, inventory management and hiring procedures. Managers will also be trained in day-to-day restaurant operations during an intensive five-week course at one of our then certified training restaurants (initially the three Los Angeles flagship restaurants). During this course, our manager trainees will work in every aspect of the business, including line cook, server and manager.

Hourly employees in company-owned restaurants will complete a comprehensive position certification process. This process will help them become proficient at a specific station. A station certification process will require 16 to 20 hours of classroom and hands-on training. Each trainee will receive feedback after each training session. Once certified, the trainee may be cross-trained in another position using the certification process.

In addition, our hourly employees will be encouraged to participate in an on-the-job program called "SCT" or "Samba Certified Trainer", which is a program that will utilize both detailed training guides and hands-on instruction by restaurant management. We will place an emphasis on streamlining the training process and, as such, we created the SCT program that can be easily taught and learned. In order to become SCT, an individual must be recommended by the restaurant General Manager as someone with a strong commitment, good attitude and enthusiasm. The certification process will require that the employee have a high level of knowledge of all NINE components of the restaurants' operational manual. These nine components represent the nine different job positions in our restaurants: Greeter, Cashier, Bartender, Expedite Station, Pizza Oven Station, Grill / Oven Station, Delivery Operation, Guest Services and Bar-back. Monetary incentives and additional benefits will be used to encourage employees to participate in this certification process. Our objective is to have at least four SCTs at each company-owned and franchised restaurant.

- *Career Opportunities.* We will attempt to motivate and retain our field operations team by providing them with opportunities for increased responsibilities and advancement. In addition, we will offer performance-based cash incentives tied to sales, profitability and qualitative measures such as visits by our mystery shoppers and our quality assurance personnel. It will be the Company's policy to promote within whenever possible.

- *Recruiting.* We will actively recruit and select individuals who demonstrate enthusiasm and dedication and who share our passion for high quality guest service through teamwork and commitment. To attract high caliber managers, we have developed a competitive compensation plan that includes a base salary and an attractive benefits package, including participating in a management incentive plan that rewards managers for achieving performance objectives.

Food Preparation, Quality Control and Purchasing

Samba Brazilian Gourmet Pizza will strive to maintain high food quality standards. Our systems are designed to protect our food supply throughout the preparation process. We will provide detailed specifications to suppliers for our food ingredients, products and supplies. Our Restaurant Managers will be certified in a comprehensive safety and sanitation course by the National Restaurant Association. Twice-a-day line checks will ensure the safety of the food we serve in our restaurants.

We will negotiate directly with independent suppliers for our supply of food and paper products. To maximize our purchasing efficiencies and obtain the lowest possible price for our ingredients, products and supplies, while maintaining the highest quality, our centralized purchasing team will negotiate prices based on system-wide usage for both company-owned and franchised restaurants. The kitchen manager will place orders with approved local suppliers and distributors, and orders will be inspected at delivery. We believe that competitively priced, high quality alternative manufacturers, suppliers, growers and distributors are available should the need arise.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Restaurant Franchise.
- California Stock Corporation
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Fifty Thousand 12% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 12% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 50,000 12% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $500,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 12% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 12% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 12% Convertible Preferred Stock Shares Issued.

- ***<u>Terms of Conversion or Repurchase by the Company:</u>***
  - All 12% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - <u>YEAR 3</u>: (Shareholder Conversion Option)
      - The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - <u>YEAR 4</u>: (Optional Conversion Option)
      - The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
      - *Optional*: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Samba Brazilian Gourmet Pizza Corporation.

The Company

Samba Brazilian Gourmet Pizza Corporation is a California Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Growth and Development of Company's Restaurant Franchise Business

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 44 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 12% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 12% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 12% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Investment Period

The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company

There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment

There may be chances for reinvestment.

Key Event

The following will constitute a Key Event:

- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of Samba Brazilian Gourmet Pizza Corporation
- Other agreed upon events

Distributions

The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors

The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations

The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification

The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210. The Company current intends to rent Retail Restaurant Spaces in Los Angeles Country for its first retail locations. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a*) Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Steven J. Muehler	***Founder, Chief Executive Officer& Chairman of the Board of Directors***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group). A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In June of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Samba Brazilian Gourmet Pizza Corporation will be entitled to receive an annual salary of:

Mr Steven J.Muehler, Chief Executive Officer $1.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Warrants

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	**Amount and nature of Beneficial Ownership**	**Number of shares and (Percentage) of Class**
Alternative Securities Markets Group (A DBA for: "Blue Coast Securities Corporation")	Direct	Preferred Shares (0%) Common Shares (100%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority stockholder is Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group"). Blue Coast Securities Corporation is owned 100% by its Founder, Chief Executive Officer and Chairman of the Board, Mr. Steven Joseph Muehler. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Preferred Stock

A maximum of FIFTY THOUSAND Preferred Stock Units are being offered to the public at $100.00 per share. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. .

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of ONE HUNDRED MILLION shares of Common stock, $0.001 par value per share (the "Common Stock"). As of June 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of ONE MILLION shares of Preferred stock, no par value per share (the "Preferred Stock"). As of May 1st, 2014 - No Preferred Stock Units were issued and outstanding.

(c) *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of June 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
BALANCE SHEET
June 1st, 2014

ASSETS		
Current Assets		
• Cash		$25,000
• Accounts Receivable (Capitalization Commitment)		$5,000,000
• Inventory		$0.00
• Prepaid Expenses		$0.00
• Short-term Investments		$0.00
	Total Current Assets	$5,025,000
Fixed (Long-Term)Assets		
• Long-Term Investments		$0.00
• Property & Equipment		$0.00
(Less Accumulated Depreciation)		$0.00
• Intangible Assets		
	Total Fixed Assets	$0.00
Other Assets		
• Deferred Income Tax		$0.00
• Other		$0.00
	Total Fixed Assets	$5,025,000
TOTAL ASSETS		$5,025,000
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		$0.00
• Accounts Payable		$0.00
• Short-term Loans		$0.00
• Income Taxes Payable		$0.00
• Accrued Salaries & Wages		$0.00
• Unearned Revenue		$0.00
• Current Portion of Long-term Debt		$0.00
	Total Current Liabilities	$0.00
Long-Term Liabilities		
• Long-Term Debt		$0.00
• Deferred Income Tax		$0.00
• Other		$0.00
	Total Long-term Liabilities	$0.00
Owner's Equity		
• Owner's Investment		$10,000
• Accounts Receivable		$5,025,000
	Total Owner's Equity	$5,025,000
TOTAL LIABILITIES & OWNER'S EQUITY		$5,025,000

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
June 1st, 2014 (inception) to June 1st, 2014

REVENUE	**June 1st, 2014 (Inception) to June 1st, 2014**
• Total Revenues	**$0.00**
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	**$0.00**
• Legal	**$0.00**
• Taxes, other	**$0.00**
• Organization Costs	**$0.00**
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
June 1st, 2014 (inception) to June 1st, 2014

	Founding Shareholder	Total
Founding Contribution	$25,000	$25,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, June 1st, 2014	($0.00)	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period from
June 1st, 2014 (inception) to June 1st, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	June 1st, 2014 (Inception) to June 1st, 2014
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**June 1st, 2014 (Inception) to June 1st, 2014**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**June 1st, 2014 (Inception) to June 1st, 2014**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$25,000**
Cash, End of Year	**$25,000**

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
USE OF FUNDS
June 1st, 2014 (inception) to June 1st, 2014

	Use of Funds
EXPENSES	
• Location One (Lease, Permit, Build-out, Furnish, Supply, Start-up) – Los Angeles SW	**$1,250,000**
• Location Two (Lease, Permit, Build-out, Furnish, Supply, Start-up) – Los Angeles NW	**$1,250,000**
• Location Three (Lease, Permit, Build-out, Furnish, Supply, Start-up) – Los Angeles Hollywood	**$1,250,000**
• Company Marketing, Advertising, PR	**$200,000**
• Legal (all legal including Franchise Agreements)	**$150,000**
• Six Months Operations Reserve (including anticipated food & drinks costs and Debt Service)	**$750,000**
• Misc. Reserve	**$150,000**
TOTAL START-UP COSTS	**$5,000,000**

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Samba Brazilian Gourmet Pizza Corporation, a California Stock Corporation was formed in June of 2014. The Company was formed for the purpose of operating as a Retail and Franchise Brazilian Gourmet Pizza Corporation.

Upon its organization as a California Stock Corporation, the Company issued 100% of its Outstanding Common Stock Units to "Blue Coast Securities Corporation" (DBA: Alternative Securities Markets Group). The Chief Executive Officer of Alternative Securities Markets Group is Mr. Steven J. Muehler, who is also the Founder and Chief Executive Officer of Samba Brazilian Gourmet Pizza Corporation.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $25,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

NOTE 3. INVESTMENT / CAPITAL COMMITMENT:

All Shares of this offering are committed for sale to Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group). On May 27th, 2014, Samba Brazilian Gourmet Pizza Corporation entered into an agreement that Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group) will purchase all shares of this Regulation A Securities Offering within 60 days of this Regulation A Registration Statement being deemed effective by the United States Securities & Exchange Commission and upon successful registration in the State of California.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Samba Brazilian Gourmet Pizza Corporation.

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Founder, Chief Executive Officer & Chairman of the Board

PART III – EXHIBITS

Samba Brazilian Gourmet Pizza Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

12% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 12% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the **Samba Brazilian Gourmet Pizza Corporation** Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 12% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "**Samba Brazilian Gourmet Pizza Corporation.**" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 12% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by **Samba Brazilian Gourmet Pizza Corporation**. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that **Samba Brazilian Gourmet Pizza Corporation** Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 12% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 12% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 12% Convertible Preferred Stock Units of **Samba Brazilian Gourmet Pizza Corporation**, with no par value per share, at a purchase price **of $500.00 (FIVE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $____________________).

Made as of this ___________ day of _________________, 2014 by and between **Samba Brazilian Gourmet Pizza Corporation**, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 12% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Samba Brazilian Gourmet Pizza Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Samba Brazilian Gourmet Pizza Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 12% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

YEAR 3: (Shareholder Conversion Option)
At any time during the third year of the investment, the Shareholder may on the First Business Day of Each Month, choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at the market price of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

YEAR 4:* *(Optional Conversion Option)
At any time during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus a 2.5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

YEAR 5:* *(Optional & Mandatory Conversion Options)
Optional: At any time during the fifth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Samba Brazilian Gourmet Pizza Corporation, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- California

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Samba Brazilian Gourmet Pizza Corporation

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number